EXHIBIT 99.1

Pyro Green-Gas Completes Integrated Cold Test for Key Client

MONTREAL, May 03, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (“PyroGenesis”) (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech company that designs, develops, manufactures, and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases, today announced that its subsidiary, Pyro Green-Gas (formerly known as Air Science Technologies Inc.), has successfully completed the Integrated Cold Test (ICT) under a previously announced $9.3M project with a key client, one of the world’s top diversified steel producers.

Under the terms of this project, Pyro Green-Gas has been mandated to (i) supply coke oven gas purification solutions and (ii) hydrogen production processes that have combined the potential to allow for the extracting of hydrogen with a 99.999% purity level and improve the client’s environmental outcome. With the implementation of Pyro Green-Gas’ hydrogen extraction technology, the client would be able to rely on a cleaner energy source for its annealing, galvanizing and acid recovery processes, furthering its efforts to reduce its carbon footprint.

The ICT achievement marks a significant milestone towards the completion of the project. The successful demonstration of Pyro Green-Gas coke oven gas purification and hydrogen extraction processes during the ICT confirms that all systems, equipment and their components meet and exceed the required operation and safety standards.

“Our achievement in completing this milestone demonstrates our unwavering commitment to delivering innovative solutions that not only meet the needs of our clients but also contribute to a more sustainable future,” said Mr. P. Peter Pascali, CEO and President of PyroGenesis. “We are excited to be working this renowned industry leader on an important project and are confident that our innovative technology will help them to meet their sustainability goals while improving operational efficiency.”

The next target milestone, once fully commissioned, is the completion of Performance Acceptance Certificate (PAC), which is anticipated to be done before the end of Q3 2023. The parties had previously mutually agreed to extend the duration of the project, which had previously been anticipated to end before 2023.

The ICT achievement triggers an aggregate milestone payment of $460,000, which is expected to be received in the coming weeks. The balance for this project (approximately $920,000) would be earned upon the completion of two final milestones, namely obtaining the PAC and completing the post performance bond.

About Pyro Green-Gas Inc. (formerly known as AirScience Technologies Inc.)

Pyro Green-Gas offers technologies, equipment, and expertise in the area of biogas upgrading, as well as air pollution controls. Pyro Green-Gas designs and builds: (i) gas upgrading systems to convert biogas to renewable natural gas (RNG); (ii) pyrolysis-gas purification; (iii) biogas & landfill-gas flares and thermal oxidizers; and (iv) purification of coke-oven gas (COG) (a by-product in the primary steel industry arising from the conversion of coal into coke) into high purity hydrogen, which is in high demand across the industry. Pyro Green-Gas is also known for its line of landfill gas flares which reduce greenhouse gas (GHG) emissions specifically from landfills.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases, and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR at www.sedar.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

Trademarks

The terms “PyroGenesis” and “Pyro Green-Gas” are trademarks belonging to PyroGenesis or its subsidiaries and may only be reproduced or otherwise used, except in accordance with PyroGenesis’ applicable trademark use policies.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

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